BEIJING REPRESENTATIVE OFFICE
美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 10020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

RESIDENT PARTNERS
JEANETTE K. CHAN (CHIEF REPRESENTATIVE)
XIAOYU GREG LIU

常驻合伙人
陈剑音律师 (首席代表)
刘晓宇律师



Rule 12g3-2(b) File No. 82-34792

June 12, 2008

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Doc#: BJ1:67500v1

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



Greg Liu

Enclosures

ANNEX A

Date	Description
May 14, 2008	Announcement of the Annual Results for the Three Months Ended 31 March 2008
May 14, 2008	Voting Results at the 2008 Annual General Meeting of Tencent Holdings Limited

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2008

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ended 31 March 2008. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company, comprising a majority of independent non-executive directors of the Company.

FINANCIAL INFORMATION

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2008

	Note	**Unaudited 31 March 2008** *RMB'000*	Audited 31 December 2007 *RMB'000*
ASSETS			
Non-current assets			
Fixed assets		**905,065**	839,256
Construction in progress		**136,576**	112,232
Investment property		**66,056**	66,414
Leasehold land and land use rights		**36,609**	36,796
Intangible assets		**446,976**	451,554
Investment in a jointly controlled entity		**–**	179
Investment in associates		**333,974**	–
Deferred income tax assets		**316,519**	287,652
Held-to-maturity investments		**70,190**	73,046
Available-for-sale financial assets		**66,455**	63,605
Other long-term assets		**171,413**	219,138
		2,549,833	2,149,872
Current assets			
Inventories		**1,134**	1,701
Accounts receivable	3	**735,288**	535,528
Prepayments, deposits and other receivables		**163,912**	130,406
Financial assets held for trading		**464,787**	266,495
Derivative financial instruments		**67,041**	47,759
Term deposits with initial term of over three months		**903,197**	604,486
Restricted cash		**300,000**	300,000
Cash and cash equivalents		**2,360,257**	2,948,757
		4,995,616	4,835,132
Total assets		**7,545,449**	6,985,004

	Note	Unaudited 31 March 2008 *RMB'000*	Audited 31 December 2007 *RMB'000*
EQUITY			
Equity attributable to the Company's equity holders			
Share capital		**195**	194
Share premium		**1,428,511**	1,455,854
Share-based compensation reserve		**255,786**	220,230
Other reserves		**93,712**	93,712
Retained earnings		**3,948,201**	3,413,823
		5,726,405	5,183,813
Minority interests in equity		**99,436**	91,630
Total equity		**5,825,841**	5,275,443
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**59,479**	59,944
Current liabilities			
Accounts payable	5	**198,790**	117,062
Other payables and accruals		**472,818**	669,194
Short-term bank borrowing		**292,184**	292,184
Derivative financial instruments		**49,342**	30,060
Current income tax liabilities		**150,934**	71,133
Other tax liabilities		**153,696**	134,746
Deferred revenue		**342,365**	335,238
		1,660,129	1,649,617
Total liabilities		**1,719,608**	1,709,561
Total equity and liabilities		**7,545,449**	6,985,004
Net current assets		**3,335,487**	3,185,515
Total assets less current liabilities		**5,885,320**	5,335,387

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2008

		Unaudited Three months ended 31 March	
	Note	2008 *RMB'000*	2007 *RMB'000*
Revenues			
Internet value-added services		**998,733**	501,787
Mobile and telecommunications value-added services		**288,291**	196,544
Online advertising		**144,580**	74,068
Others		**1,307**	662
		1,432,911	773,061
Cost of revenues	7	**(388,465)**	(237,519)
Gross profit	2	**1,044,446**	535,542
Other gains, net	6	**47,448**	34,013
Selling and marketing expenses	7	**(85,934)**	(70,210)
General and administrative expenses	7	**(268,642)**	(171,977)
Operating profit	*	**737,318**	327,368
Finance costs	**	**(94,466)**	(12,505)
Profit before income tax		**642,852**	314,863
Income tax expense	8	**(100,840)**	(24,694)
Profit for the period		**542,012**	290,169

	Note	Unaudited Three months ended 31 March **2008** ***RMB'000***	 2007 *RMB'000*
Attributable to:			
Equity holders of the Company		**534,378**	290,169
Minority interests		**7,634**	–
		542,012	290,169
Earnings per share for profit attributable to equity holders of the Company during the period (expressed in RMB per share)			
- basic	9	**0.298**	0.164
- diluted	9	**0.290**	0.158

* After deduction of share-based compensation charge amounting to RMB35,432,000 for the three months ended 31 March 2008 (for the three months ended 31 March 2007: RMB18,787,000).

** Included foreign exchange losses of RMB94,466,000 for the three months ended 31 March 2008 (for the three months ended 31 March 2007: RMB11,975,000).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED 31 MARCH 2008

	Unaudited							
	Attributable to equity holders of the Company							
	Share capital	Share premium	Share-based compensation reserve	Other reserves	Retained earnings	Total	Minority interests	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2008	**194**	**1,455,854**	**220,230**	**93,712**	**3,413,823**	**5,183,813**	**91,630**	**5,275,443**
Profit for the period	–	–	–	–	**534,378**	**534,378**	**7,634**	**542,012**
Employees share option schemes:								
- value of employee services	–	–	**35,556**	–	–	**35,556**	–	**35,556**
- proceeds from shares issued	**1**	**26,074**	–	–	–	**26,075**	–	**26,075**
Repurchase and cancellation of shares	–	**(53,417)**	–	–	–	**(53,417)**	–	**(53,417)**
Other movement	–	–	–	–	–	–	**172**	**172**
Balance at 31 March 2008	**195**	**1,428,511**	**255,786**	**93,712**	**3,948,201**	**5,726,405**	**99,436**	**5,825,841**
Balance at 1 January 2007	192	1,459,020	118,078	80,925	2,059,541	3,717,756	–	3,717,756
Profit for the period	–	–	–	–	290,169	290,169	–	290,169
Employees share option schemes:								
- value of employee services	–	–	18,990	–	–	18,990	–	18,990
- proceeds from shares issued	1	21,172	–	–	–	21,173	–	21,173
Profit appropriations to statutory reserves	–	–	–	5,544	(5,544)	–	–	–
Balance at 31 March 2007	193	1,480,192	137,068	86,469	2,344,166	4,048,088	–	4,048,088

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2008

	Unaudited Three months ended 31 March	
	2008	2007
	RMB'000	*RMB'000*
Net cash flows from operating activities	**204,218**	142,900
Net cash flows used in investing activities	**(710,705)**	(311,871)
Net cash flows (used in)/ from financing activities	**(27,342)**	21,173
Net decrease in cash and cash equivalents	**(533,829)**	(147,798)
Cash and cash equivalents at beginning of period	**2,948,757**	1,844,320
Exchange losses on cash and cash equivalents	**(54,671)**	(5,952)
Cash and cash equivalents at end of period	**2,360,257**	1,690,570
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**1,628,779**	965,381
Short-term highly liquid investments with initial term of three months or less	**731,478**	725,189
	2,360,257	1,690,570

1 General information, basis of preparation and presentation

The Company is incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 31 March 2008 and the related condensed consolidated statements of income, changes in shareholders' equity and cash flow for the three months ended 31 March 2008 (collectively defined as the "Interim Financial Statements") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Statements should be read in conjunction with the annual consolidated financial statements of the Group for the year ended 31 December 2007 (the "2007 Financial Statements") as set out in the 2007 annual report of the Company dated 19 March 2008.

The accounting policies and method of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2007 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets held for trading and derivative financial instruments.

Assessment and adoption of new interpretations

The following new interpretations to existing standards have been published and are mandatory for the financial year ending 31 December 2008.

IFRIC 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Management has assessed the relevance of these new interpretations with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IFRIC 11 and IFRIC 14 do not have a significant impact on the Group's financial statements; and

2) IFRIC 12 is not relevant to the Group's operations because none of the Group's companies provided public sector services.

2 **Segment information**

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three months ended 31 March 2008 and 2007 is presented as follows:

	Unaudited Three months ended 31 March 2008				
	Internet value-added services	**Mobile and telecommunications value-added services**	**Online advertising**	**Others**	**Total**
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***
Revenues	**998,733**	**288,291**	**144,580**	**1,307**	**1,432,911**
Segment result (gross profit/(loss))	**764,191**	**184,332**	**105,089**	**(9,166)**	**1,044,446**
Other gains, net					**47,448**
Selling and marketing expenses					**(85,934)**
General and administrative expenses					**(268,642)**
Operating profit					**737,318**
Finance costs					**(94,466)**
Profit before income tax					**642,852**
Income tax expense					**(100,840)**
Profit for the period					**542,012**

	Unaudited Three months ended 31 March 2007				
	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	501,787	196,544	74,068	662	773,061
Segment result (gross profit/(loss))	378,762	119,051	44,187	(6,458)	535,542
Other gains, net					34,013
Selling and marketing expenses					(70,210)
General and administrative expenses					(171,977)
Operating profit					327,368
Finance costs					(12,505)
Profit before income tax					314,863
Income tax expense					(24,694)
Profit for the period					290,169

3 **Accounts receivable**

	Unaudited 31 March 2008 *RMB'000*	Audited 31 December 2007 *RMB'000*
0 - 30 days	**385,897**	266,553
31 days - 60 days	**143,019**	103,600
61 days - 90 days	**42,492**	51,362
Over 90 days but less than a year	**163,880**	114,013
	735,288	535,528

The receivable balance as at 31 March 2008 mainly represented the amounts due from China Mobile Communications Corporation, China Unicom Communications Corporation, China Telecommunications Corporation and their branches, subsidiaries and affiliates ("Mobile and Telecom Operators"), and advertising customers located in the PRC. The Group has no formal credit periods communicated to Mobile and Telecom Operators but these customers usually settle the amounts due to the Group within a period of 30 to 120 days. Advertising customers usually have a credit period of 30 to 90 days.

4 **Share option and share award schemes**

(a) **Share option schemes**

The Company adopted three share option schemes for the purpose of providing incentives and rewards to its directors, executives or officers, employees, consultants and other eligible persons:

(i) ***Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")***

The Pre-IPO Option Scheme was adopted by the Company on 27 July 2001. As at the listing of the Company on 16 June 2004, all options under Pre-IPO Option Scheme had been granted.

(ii) ***Post-IPO Share Option Scheme I (the "Post-IPO Option Scheme I")***

On 24 March 2004, the Company adopted the Post-IPO Option Scheme I. The Post-IPO Option Scheme I was terminated upon the adoption of a new post-IPO share option scheme mentioned below.

(iii) ***Post-IPO Share Option Scheme II (the "Post-IPO Option Scheme II")***

On 16 May 2007, the Company adopted the Post-IPO Option Scheme II. The Board may, at its discretion, grant options to any eligible person to subscribe for shares in the Company. The Post-IPO Option Scheme II shall be valid and effective for a period of ten years commencing after its date of adoption.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme II and any other share option schemes of the Company shall not exceed 5% of the issued shares as at the date of shareholders' approval of the Post-IPO Option Scheme II (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the Post-IPO Option Scheme II shall not be counted for the purpose of calculating the 5% limit. The Company may refresh the Scheme Mandate Limit by ordinary resolution of the shareholders passed in general meeting, provided that the Scheme Mandate Limit so refreshed shall not exceed 5% of the issued shares of the Company as at the date the shareholders approve the refreshing of the Scheme Mandate Limit. Options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed. Options granted under the Post-IPO Option Scheme II will expire not later than the last day of the seven-year period after the date of grant of options (subject to early termination as set out in the Post-IPO Option Scheme II).

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Option Scheme II and any other share option schemes of the Company (including Pre-IPO Option Scheme and Post-IPO Option Scheme I) must not in aggregate exceed 30% of the issued shares of the Company from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Post-IPO Option Scheme II and any other share option schemes of the Company (whether exercised, cancelled or outstanding) to any eligible person in any 12-month period shall not exceed 1% of the issued shares of the Company from time to time unless such grant has been duly approved by ordinary resolution of the shareholders in general meeting at which the relevant eligible person and his associates abstained from voting. In calculating the aforesaid limit of 1%, options that have lapsed shall not be counted.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option Scheme		Post-IPO Option Scheme I		Post-IPO Option Scheme II		Total
	Average exercise price	No. of options	Average exercise price	No. of options	Average exercise price	No. of options	No. of options
At 1 January 2007	USD0.1010	19,006,964	HKD8.4787	62,362,775	–	–	81,369,739
Granted	–	–	–	–	–	–	–
Exercised	USD0.1005	(3,615,386)	HKD5.5907	(3,278,909)	–	–	(6,894,295)
Lapsed	USD0.1967	(12,880)	HKD8.0724	(291,582)	–	–	(304,462)
At 31 March 2007	USD0.1010	15,378,698	HKD8.6418	58,792,284	–	–	74,170,982
At 1 January 2008	**USD0.1039**	**8,748,862**	**HKD9.8131**	**50,196,082**	**HKD32.4668**	**17,435,676**	**76,380,620**
Granted	–	–	–	–	**HKD46.3492**	**6,479,177**	**6,479,177**
Exercised	**USD0.1083**	**(2,687,042)**	**HKD6.9646**	**(3,706,693)**	–	–	**(6,393,735)**
Lapsed	–	–	**HKD7.8852**	**(644,419)**	**HKD37.0400**	**(980,280)**	**(1,624,699)**
At 31 March 2008	**USD0.1019**	**6,061,820**	**HKD10.0683**	**45,844,970**	**HKD36.1930**	**22,934,573**	**74,841,363**

During the three months ended 31 March 2008, no share option was granted to any director of the Company or any consultant.

Out of the 74,841,363 options outstanding as at 31 March 2008 (31 March 2007: 74,170,982 options), 18,836,639 options (31 March 2007: 23,862,903 options) were exercisable as at 31 March 2008.

Options exercised during the three months ended 31 March 2008 resulted in 6,393,735 ordinary shares issued. The weighted average price of the shares at the time these options were exercised was HKD50.09 (equivalent to approximately RMB45.69) per share.

(b) **Share award scheme**

On 13 December 2007 (the "Adoption Date"), the Company adopted a share award scheme (the "Share Scheme"). The Board may, at its absolute discretion, select any eligible persons (the "Awarded Persons") to participate in the Share Scheme.

Pursuant to the Share Scheme, ordinary shares of the Company will be acquired by an independent trustee (the "Trustee") at the cost of the Company or shares will be allotted to the Trustee under general mandates granted or to be granted by shareholders of the Company at general meetings from time to time. These shares will be held in trust for the Awarded Persons by the Trustee until the end of each vesting period. Vested shares will be transferred at no cost to the Awarded Persons.

Unless early terminated by the Board, the Share Scheme shall be valid and effective for a term of ten years commencing on the Adoption Date.

The number of shares to be awarded under the Share Scheme throughout its duration shall not exceed 2% of the issued share capital of the Company as at the Adoption Date. The maximum number of shares which may be awarded to an Awarded Person under the Share Scheme shall not exceed 1% of the issued share capital of the Company as at the Adoption Date.

Since the Adoption Date up to 31 March 2008, no share had been awarded under the Share Scheme.

5 **Accounts payable**

Accounts payable and their ageing analysis are as follows:

	Unaudited 31 March 2008 *RMB'000*	Audited 31 December 2007 *RMB'000*
0 - 30 days	**66,413**	63,811
31 days - 60 days	**52,804**	11,964
61 days - 90 days	**9,197**	14,495
Over 90 days but less than a year	**70,376**	26,792
	198,790	117,062

6 Other gains, net

	Unaudited Three months ended 31 March	
	2008	2007
	RMB'000	*RMB'000*
Interest income	**25,234**	19,982
Fair value gains on financial assets held for trading	**5,583**	2,038
Government subsidies	**14,100**	11,476
Others	**2,531**	517
	47,448	34,013

7 Expenses by nature

	Unaudited Three months ended 31 March	
	2008	2007
	RMB'000	*RMB'000*
Employee benefits expenses (Note)	**264,976**	155,233
Mobile and telecommunications charges and bandwidth and server custody fees	**226,679**	103,535
Promotion and advertising expenses	**32,141**	37,250
Travelling and entertainment expenses	**19,780**	18,966
Depreciation of fixed assets (Note)	**53,272**	31,198
Amortisation of intangible assets	**11,705**	6,997
Operating lease rentals in respect of office buildings	**22,480**	14,606
Other expenses	**112,008**	111,921
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**743,041**	479,706

Note:

Research and development expenses were RMB133,188,000 for the three months ended 31 March 2008 (for the three months ended 31 March 2007: RMB80,129,000), which included employee benefits expenses of approximately RMB102,861,000 and depreciation of fixed assets of approximately RMB28,022,000 (for the three months ended 31 March 2007: RMB66,500,000 and RMB11,874,000, respectively).

The Group did not capitalise any research and development expenses for the three months ended 31 March 2008 (for the three months ended 31 March 2007: Nil).

8 **Income tax expense**

(i) **Cayman Islands and British Virgin Islands Profits Tax**

The Group has not been subject to any taxation in these jurisdictions for the three months ended 31 March 2008 and 2007, respectively.

(ii) **Hong Kong Profits Tax**

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three months ended 31 March 2008 and 2007, respectively.

(iii) **PRC Enterprise Income Tax ("EIT")**

EIT is provided on the assessable income of entities within the Group incorporated in the PRC for the three months ended 31 March 2008 and 2007, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Pursuant to the PRC Enterprise Income Tax Law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax for domestic and foreign enterprises is unified at 25%, effective from 1 January 2008. In addition, the PRC Enterprise Income Tax Law also provides a five-year transitional period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower income tax rate under the then effective tax laws or regulations.

On 26 December 2007, the State Council issued the "Circular to Implementation the Transition Preferential Policies for the Enterprise Income Tax". Pursuant to this Circular, the transitional income tax rates for the Group's subsidiaries established in the Shenzhen Special Economic Zone ("Shenzhen") or the Beijing High Technology Zone before 16 March 2007 are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Other tax preferential treatments such as reduction of 50% in income tax rate shall be based on the above transitional income tax rate in that year.

The taxation charges of the Group for the three months ended 31 March 2008 and 2007 are analysed as follows:

	Unaudited Three months ended 31 March	
	2008	2007
	RMB'000	*RMB'000*
PRC current tax	**130,237**	12,713
Deferred tax	**(29,397)**	11,981
	100,840	24,694

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 18% for the three months ended 31 March 2008 (three months ended 31 March 2007: 15%), the tax rate applicable in Shenzhen and the Beijing High Technology Zone of the PRC for 2008, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 31 March	
	2008	2007
	RMB'000	*RMB'000*
Profit before income tax	**642,852**	314,863
Tax calculated at a tax rate of 18% (for the three months ended 31 March 2007: 15%)	**115,713**	47,229
Effects of different tax rates available to different companies of the Group	**4,150**	1,685
Effects of tax holiday on assessable profits of subsidiaries incorporated in the PRC	**(22,189)**	(36,469)
Expenses not deductible for tax purposes	**10,887**	6,258
(Utilisation of previously unrecognised deferred tax assets)/unrecognised deferred tax assets	**(7,721)**	5,991
Tax charge	**100,840**	24,694

9 **Earnings per share**

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit attributable to equity holders of the Company for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 31 March	
	2008	2007
Profit attributable to equity holders of the Company for the period (RMB'000)	**534,378**	290,169
Weighted average number of ordinary shares in issue (thousand shares)	**1,792,334**	1,772,328
Basic EPS (RMB per share)	**0.298**	0.164

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 31 March	
	2008	2007
Profit attributable to equity holders of the Company for the period (RMB'000)	**534,378**	290,169
Weighted average number of ordinary shares in issue (thousand shares)	**1,792,334**	1,772,328
Adjustments for share options (thousand shares)	**51,165**	58,738
Weighted average number of ordinary shares for the calculation of diluted EPS (thousand shares)	**1,843,499**	1,831,066
Diluted EPS (RMB per share)	**0.290**	0.158

10 Dividends

Pursuant to a resolution passed by the board of directors dated 19 March 2008, a final dividend for 2007 of HKD0.16 (2006: HKD0.12) per share was proposed and is subject to the approval of shareholders in the annual general meeting to be held on 14 May 2008. Such proposed dividend has neither been shown as an appropriation nor reflected as dividends payable in the Interim Financial Statements, but will be accounted for in shareholders' equity as an appropriation of retained earnings during the period in which the distribution is approved.

11 Comparatives

For the purpose of better representation of the Group's activities, royalty fee of approximately RMB219,138,000, which had previously been captured under intangible assets in the 2007 Financial Statements was reclassified as "other long-term assets".

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 16-day period ended 31 March 2008	For the 16-day period ended 31 December 2007	Percentage Change
	(in millions)		
Registered IM user accounts (at end of period)	**783.4**	741.7	5.62%
Active user accounts (at end of period)	**317.9**	300.2	5.90%
Peak simultaneous online user accounts (for the quarter)	**40.3**	36.1	11.63%
Average daily user hours	**545.4**	496.6	9.83%
Average daily messages[1]	**4,056.3**	3,727.5	8.82%
Fee-based Internet value-added services registered subscriptions (at end of period)	**22.4**	17.6	27.27%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[2]	**12.6**	10.9	15.60%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform generally showed healthy growth in the first quarter of 2008. Our operating statistics were also positively affected in general by the Chinese New Year and winter break for students. Registered IM user accounts, active user accounts, peak simultaneous online user accounts, average daily user hours and average daily messages increased in the first quarter of 2008 mainly reflecting the continuing growth trend in the Internet market in China and the seasonal impact of the Chinese New Year and winter break for students. Our fee-based registered subscriptions for Internet value-added services increased as a result of the positive seasonality and as we continued to enhance the user experience and added value to our products and services by introducing more features. In addition, our efforts to encourage users to become monthly subscribers by offering more value for our monthly plans contributed to the increase in fee-based registered subscriptions for Internet

value-added services. Fee-based registered subscriptions for our mobile and telecommunications value-added services increased as a result of our continuing improvement of the quality of our bundled SMS services and effective cross promotion of services and products.

FINANCIAL PERFORMANCE HIGHLIGHTS

Our unaudited consolidated revenues for the first quarter of 2008 were RMB1,432.9 million, an increase of 85.4% over the same period in 2007 and an increase of 27.7% from the fourth quarter of 2007.

Revenues from our Internet value-added services for the first quarter of 2008 were RMB998.7 million, an increase of 99.0% over the same period in 2007 and an increase of 33.5% from the fourth quarter of 2007.

Revenues from our mobile and telecommunications value-added services for the first quarter of 2008 were RMB288.3 million, an increase of 46.7% over the same period in 2007 and an increase of 36.3% from the fourth quarter of 2007.

Revenues from online advertising for the first quarter of 2008 were RMB144.6 million, an increase of 95.2% over the same period in 2007 and a decrease of 9.5% from the fourth quarter of 2007.

Cost of revenues for the first quarter of 2008 were RMB388.5 million, an increase of 63.6% over the same period in 2007 and an increase of 21.8% from the fourth quarter of 2007.

Other gains, net for the first quarter of 2008 were RMB47.4 million, an increase of 39.5% over the same period in 2007 and an increase of 592.6% from the fourth quarter of 2007.

Selling and marketing expenses for the first quarter of 2008 were RMB85.9 million, an increase of 22.4% over the same period in 2007 and an increase of 9.7% from the fourth quarter of 2007.

General and administrative expenses for the first quarter of 2008 were RMB268.6 million, an increase of 56.2% over the same period in 2007 and an increase of 4.6% from the fourth quarter of 2007.

Operating profit for the first quarter of 2008 was RMB737.3 million, representing an increase of 125.2% over the same period in 2007 and an increase of 55.2% from the fourth quarter of 2007. As a percentage of revenues, operating profit accounted for 51.5% for the first quarter of 2008, compared to 42.3% for the same period of 2007 and 42.3% for the fourth quarter of 2007.

Profit for the first quarter of 2008 was RMB542.0 million, representing an increase of 86.8% from the same period in 2007 and an increase of 4.8% from the fourth quarter of 2007. As a percentage of revenues, profit for the period accounted for 37.8% for the first quarter of 2008, compared to 37.5% for the same period of 2007 and 46.1% for the fourth quarter of 2007.

Profit attributable to equity holders of the Company for the first quarter of 2008 was RMB534.4 million, representing an increase of 84.2% from the same period in 2007 and an increase of 3.8% from the fourth quarter of 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

First Quarter of 2008 Compared to Fourth Quarter of 2007

The following table sets forth the comparative figures for the first quarter of 2008 and the fourth quarter of 2007:

	Unaudited	
	Three months ended	
	31 March 2008	31 December 2007
	RMB'000	*RMB'000*
Revenues	**1,432,911**	1,122,220
Cost of revenues	**(388,465)**	(318,885)
Gross profit	**1,044,446**	803,335
Other gains, net	**47,448**	6,851
Selling and marketing expenses	**(85,934)**	(78,320)
General and administrative expenses	**(268,642)**	(256,884)
Operating profit	**737,318**	474,982
Finance costs	**(94,466)**	(58,860)
Share of loss of a jointly controlled entity	**–**	(317)
Profit before income tax	**642,852**	415,805
Income tax (expense) / benefit	**(100,840)**	101,239
Profit for the period	**542,012**	517,044
Attributable to:		
Equity holders of the Company	**534,378**	514,964
Minority interests	**7,634**	2,080

Revenues. Revenues increased by 27.7% to RMB1,432.9 million for the first quarter of 2008 from RMB1,122.2 million for the fourth quarter of 2007. The following table sets forth our revenues by line of business for the first quarter of 2008 and the fourth quarter of 2007:

	Three months ended			
	31 March 2008		31 December 2007	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**998,733**	**69.7%**	747,988	66.6%
Mobile and telecommunications value-added services	**288,291**	**20.1%**	211,584	18.9%
Online advertising	**144,580**	**10.1%**	159,708	14.2%
Others	**1,307**	**0.1%**	2,940	0.3%
Total revenues	**1,432,911**	**100.0%**	1,122,220	100.0%

Revenues from our Internet value-added services increased by 33.5% to RMB998.7 million for the first quarter of 2008 from RMB748.0 million for the fourth quarter of 2007. The increase reflected the significant growth in revenues from online gaming, online identity and community business, particularly Qzone and QQ Show, and Premium QQ primarily due to the seasonal impact of the Chinese New Year holidays and winter break for students, as well as the positive impact of our various service enhancements and changes. Revenue growth from online gaming was driven by mini games, QQ Sanguo and QQ Huaxia. Revenue from QQ Sanguo benefited from upgrades targeted to increase monetization during the first quarter. Revenue from QQ Huaxia increased primarily as we recognized 100% of the revenues from QQ Huaxia in our consolidated financial results for the full three months in the first quarter of 2008, compared to our doing so for only a portion of the fourth quarter of 2007 after our acquisition in late November 2007. Revenue from Premium QQ benefited from increased user loyalty and stickiness as the service continued to give differentiated value-added and privileges across our various platforms. Revenue from Qzone benefited from growth in active usage of the service due to organic growth and due to increase in popularity of some of our Qzone applications such as mobile Qzone and celebrity blogs.

Revenues from our mobile and telecommunications value-added services increased by 36.3% to RMB288.3 million for the first quarter of 2008 from RMB211.6 million for the fourth quarter of 2007. This increase was mainly driven by increased online promotion of bundled service packages. Being classified as category A service provider was beneficial to the promotion of our business, particularly for SMS, WAP and IVR. In addition, Fetion QQ platform has become more stable and so collectibility was higher than expected.

Revenues from online advertising decreased by 9.5% to RMB144.6 million for the first quarter of 2008 from RMB159.7 million for the fourth quarter of 2007, mainly reflecting the seasonal impact of the first quarter of each year being a weaker quarter for advertising.

Cost of revenues. Telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees, staff costs and content subscription and sharing costs generally account for a significant portion of our cost of revenues. Cost of revenues increased by 21.8% to RMB388.5 million for the first quarter of 2008 from RMB318.9 million for the fourth quarter of 2007. As a percentage of revenues, cost of revenues decreased to 27.1% for the first quarter of 2008 from 28.4% for the fourth quarter of 2007. The following table sets forth our cost of revenues by line of business for the first quarter of 2008 and the fourth quarter of 2007:

	Three months ended			
	31 March 2008		31 December 2007	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**234,542**	**23.5%**	187,342	25.0%
Mobile and telecommunications value-added services	**103,959**	**36.1%**	79,803	37.7%
Online advertising	**39,491**	**27.3%**	42,218	26.4%
Others	**10,473**	**801.3%**	9,522	323.9%
Total cost of revenues	**388,465**		318,885	

Cost of revenues for our Internet value-added services increased by 25.2% to RMB234.5 million for the first quarter of 2008 from RMB187.3 million for the fourth quarter of 2007. The increase mainly reflected higher amounts of telecommunications operators' revenue share, higher bandwidth and server custody fees and larger staff costs due to the expansion of our business.

Cost of revenues for our mobile and telecommunications value-added services increased by 30.3% to RMB104.0 million for the first quarter of 2008 from RMB79.8 million for the fourth quarter of 2007. The increase mainly reflected higher amounts of telecommunications operators' revenue share and increased sharing costs corresponding to the increased business volume.

Cost of revenues for our online advertising decreased by 6.5% to RMB39.5 million for the first quarter of 2008 from RMB42.2 million for the fourth quarter of 2007. The decrease mainly reflected our reduced business volume.

Other gains, net. Other gains generally reflected interest income generated from bank deposits and other interest-earning financial assets, fair value gains on financial instruments and government subsidies received. Other gains increased by 592.6% to RMB47.4 million for the first quarter of 2008 from RMB6.9 million for the fourth quarter of 2007. Other gains for the fourth quarter of 2007 was particularly low because of net losses of RMB32.3 million relating to an acquisition completed in early 2006, consisting of impairment charges with respect to intangible assets partially offset by gains recognized from the revision of related earn-out consideration, and an impairment charge of RMB23.8 million with respect to an investment in a nascent game company. These net losses and impairment charges were not repeated in the first quarter of 2008. On the other hand, there were recorded gains from derivative financial instruments of RMB17.7 million in the fourth quarter of 2007.

Selling and marketing expenses. Selling and marketing expenses increased by 9.7% to RMB85.9 million for the first quarter of 2008 from RMB78.3 million for the fourth quarter of 2007. The increase mainly reflected an increase in staff costs as we expanded our business volume and adjusted the salary for our staff. As a percentage of revenues, selling and marketing expenses decreased to 6.0% in the first quarter of 2008 from 7.0% in the fourth quarter of 2007.

General and administrative expenses. General and administrative expenses increased by 4.6% to RMB268.6 million for the first quarter of 2008 from RMB256.9 million for the fourth quarter of 2007. The increase mainly reflected increased research and development expenses as we continued to invest in technology enhancements and product improvements. As a percentage of revenues, general and administrative expenses decreased to 18.7% in the first quarter of 2008 from 22.9% in the fourth quarter of 2007.

Finance costs. Finance costs mainly represented foreign exchange losses. Finance costs increased by 60.5% to RMB94.5 million for the first quarter of 2008 from RMB58.9 million for the fourth quarter of 2007. The increase in finance costs recorded was mainly due to the significant foreign exchange losses attributable to our US dollar-denominated cash and investments, as the Renminbi appreciated significantly in the first quarter of 2008. A significant portion of our cash and investments is subject to the same risk because we hold a large amount of US dollar-denominated instruments. If the Renminbi continues to appreciate against the US dollar as it has in recent periods, we expect to report additional exchange losses in future periods.

Income tax (expense) / benefit. We recorded income tax expense of RMB100.8 million for the first quarter of 2008 compared to an income tax benefit of RMB101.2 million for the fourth quarter of 2007. The net tax credit recorded for the fourth quarter of 2007 was mainly attributable to the recognition of deferred tax assets of RMB146.4 million relating to intra-group sales of self-developed software and technologies due to the higher volume of such transactions in the quarter and the one-time adjustment to pre-existing deferred tax assets to reflect the increase in applicable tax rates under the new enterprise income tax law and regulations. In the first quarter of 2008, we had higher profit before tax and higher enterprise income tax rate and we recognized only RMB44.7 million of deferred tax assets relating to intra-group sales of self-developed software and technologies, all of these factors increased our tax expense. We expect the effective income tax rate will continue to increase as a result of the tax rate increment in the five-year transitional period due to the new enterprise income tax reform effective in 2008.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 4.8% to RMB542.0 million for the first quarter of 2008 from RMB517.0 million for the fourth quarter of 2007. Net margin decreased to 37.8% for the first quarter of 2008 compared to 46.1% for the fourth quarter of 2007.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 3.8% to RMB534.4 million for the first quarter of 2008 from RMB515.0 million for the fourth quarter of 2007.

First Quarter of 2008 Compared to First Quarter of 2007

The following table sets forth the comparative figures for the first quarter of 2008 and the first quarter of 2007:

	Three months ended	
	31 March	31 March
	2008	2007
	RMB'000	*RMB'000*
Revenues	**1,432,911**	773,061
Cost of revenues	**(388,465)**	(237,519)
Gross profit	**1,044,446**	535,542
Other gains, net	**47,448**	34,013
Selling and marketing expenses	**(85,934)**	(70,210)
General and administrative expenses	**(268,642)**	(171,977)
Operating profit	**737,318**	327,368
Finance costs	**(94,466)**	(12,505)
Profit before income tax	**642,852**	314,863
Income tax expense	**(100,840)**	(24,694)
Profit for the period	**542,012**	290,169
Attributable to:		
Equity holders of the Company	**534,378**	290,169
Minority interest	**7,634**	–

Revenues. Revenues increased by 85.4% to RMB1,432.9 million for the first quarter of 2008 from RMB773.1 million for the first quarter of 2007. The following table sets forth our revenues by line of business for the first quarter of 2008 and the first quarter of 2007:

	Three months ended			
	31 March 2008		31 March 2007	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**998,733**	**69.7%**	501,787	64.9%
Mobile and telecommunications value-added services	**288,291**	**20.1%**	196,544	25.4%
Online advertising	**144,580**	**10.1%**	74,068	9.6%
Others	**1,307**	**0.1%**	662	0.1%
Total revenues	**1,432,911**	**100.0%**	773,061	100.0%

Revenues from our Internet value-added services increased by 99.0% to RMB998.7 million for the first quarter of 2008 from RMB501.8 million for the first quarter of 2007. The increase reflected the significant growth in revenues from online gaming, online identity and community business, particularly Qzone and Premium QQ. Specifically, we continued to grow our online gaming services, such as our mini game portal and build on the success of relatively new products, such as QQ Sanguo and QQ Huaxia. As Premium QQ continued to give differentiated value-added and privileges across various platforms, it increased user loyalty and stickiness. Revenues from Qzone increased due to increase in traffic and active usage as a result of growing popularity and enhanced functionalities and user experience.

Revenues from our mobile and telecommunications value-added services increased by 46.7% to RMB288.3 million for the first quarter of 2008 from RMB196.5 million for the first quarter of 2007. This increase mainly reflected an increase in revenues from bundled SMS services as we enhanced the functionalities of our products and services.

Revenues from online advertising increased by 95.2% to RMB144.6 million for the first quarter of 2008 from RMB74.1 million for the first quarter of 2007. The increase reflected the growth in reach and traffic on our primary advertising platforms, QQ IM, QQ.com and QQ game portal, our increased brand awareness as a result of advertising activities associated with our QQ.com branding, and our growing

customer base as we enhanced our advertising sales team. In addition, the growth of advertising revenues relating to our search functions and other value-added advertising, such as in-game advertising or QQ Live advertising, also contributed to the increase in revenues.

Cost of revenues. Cost of revenues increased by 63.6% to RMB388.5 million for the first quarter of 2008 from RMB237.5 million for the first quarter of 2007. As a percentage of revenues, cost of revenues decreased to 27.1% in the first quarter of 2008 from 30.7% in the first quarter of 2007. The following table sets forth our cost of revenues by line of business for the first quarter of 2008 and the first quarter of 2007:

	Three months ended			
	31 March 2008		31 March 2007	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**234,542**	**23.5%**	123,025	24.5%
Mobile and telecommunications value-added services	**103,959**	**36.1%**	77,493	39.4%
Online advertising	**39,491**	**27.3%**	29,881	40.3%
Others	**10,473**	**801.3%**	7,120	1,075.5%
Total cost of revenues	**388,465**		237,519	

Cost of revenues for our Internet value-added services increased by 90.6% to RMB234.5 million for the first quarter of 2008 from RMB123.0 million for the first quarter of 2007. The increase mainly reflected increased telecommunications operators' revenue share and higher expenses associated with our bandwidth and server capacity, as a result of the increase in our overall business volume and the particular growth of our bandwidth and storage intensive services, such as Qzone and online games. In addition, increased sharing and subscription costs also contributed to the increase in cost of revenues for our Internet value-added services.

Cost of revenues for our mobile and telecommunications value-added services increased by 34.2% to RMB104.0 million for the first quarter of 2008 from RMB77.5 million for the first quarter of 2007. The increase was due mainly to increased amounts of telecommunications operators' revenue share as our business volume grew.

Cost of revenues for our online advertising increased by 32.2% to RMB39.5 million for the first quarter of 2008 from RMB29.9 million for the first quarter of 2007. The increase mainly reflected increased sales commissions paid to agencies as the volume of our advertising contracts increased. In addition, we continued to increase number of our online advertising staff and as a result, incurred higher staff costs.

Other gains, net. We recorded other gains of RMB47.4 million for the first quarter of 2008 compared to RMB34.0 million for the first quarter of 2007. The increase mainly reflected the higher interest income and fair value gains from financial instruments.

Selling and marketing expenses. Selling and marketing expenses increased by 22.4% to RMB85.9 million for the first quarter of 2008 from RMB70.2 million for the first quarter of 2007. The increase principally reflected an increase in staff costs as we expanded our business volume and adjusted the salary for our staff.

General and administrative expenses. General and administrative expenses increased by 56.2% to RMB268.6 million for the first quarter of 2008 from RMB172.0 million for the first quarter of 2007. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities, and also focusing on our long-term research activities to enhance our technology platform so that we may capitalize on future technology developments. In addition, staff costs and operating lease expenses increased as a result of more staff employed to support our business expansion. We also increased the level of compensation to our staff to attract, develop, retain and reward the best engineering and business talents.

Finance costs. We recorded finance costs of RMB94.5 million for the first quarter of 2008 compared to RMB12.5 million for the first quarter of 2007. The increase in finance costs recorded was due to the significant foreign exchange losses attributable to our US dollar-denominated cash and investments, as the Renminbi appreciated significantly in the first quarter of 2008. A significant portion of our cash and investments is subject to the same risk because we hold a large amount of US dollar-denominated instruments. If the Renminbi continues to appreciate against the US dollar as it has in recent periods, we expect to report additional exchange losses in future periods.

Income tax expense. We recorded income tax expense of RMB100.8 million for the first quarter of 2008 compared to income tax expense of RMB24.7 million for the first quarter of 2007. The increase mainly reflected the increase in our profit before tax and higher income tax rate as a result of the new enterprise income tax law that became effective from 1 January 2008.

Profit for the period. Profit for the period increased by 86.8% to RMB542.0 million for the first quarter of 2008 from RMB290.2 million for the first quarter of 2007. Net margin increased to 37.8% for the first quarter of 2008 compared to 37.5% for the first quarter of 2007.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 84.2% to RMB534.4 million for the first quarter of 2008 from RMB290.2 million for the first quarter of 2007.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 March 2008 and 31 December 2007, we had the following major financial resources in the form of cash and investments:

	Unaudited 31 March 2008 ***RMB'000***	Audited 31 December 2007 *RMB'000*
Cash and cash equivalents	**2,360,257**	2,948,757
Term deposits with initial term of over three months	**903,197**	604,486
Financial assets held for trading	**464,787**	266,495
Held-to-maturity investments	**70,190**	73,046
Total	**3,798,431**	3,892,784

Note: The above table excludes RMB300.0 million of restricted deposits pledged as part of a US$40.0 million short-term bank borrowing arrangement, as such deposits are scheduled to offset the borrowed amounts at the maturity of the loan.

As at 31 March 2008, RMB1,839.8 million of our financial assets are held in deposits and investments denominated in non-Renminbi currency. Since there are no cost-effective hedges against the appreciation of Renminbi and no effective way to generally convert a significant amount of non-Renminbi currency into Renminbi, which is not a freely exchangeable currency, there is a risk that we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no other interest-bearing borrowings as at 31 March 2008.

BUSINESS OUTLOOK

In the first quarter of 2008, we benefited from strong seasonality in both usage and consumption of our Internet value-added services due to Chinese New Year holidays and winter break for students. The impact of seasonality on our overall results was particularly strong this quarter as a result of the higher Internet value-added services revenue as a proportion of our total revenue. In addition, our wireless business also increased as the industry environment became more stable and as we benefited from higher than expected collection rate for Fetion QQ in the previous quarter, causing additional revenue being booked in this quarter. We expect the second quarter will present a weaker seasonality for our Internet value-added services, especially given the Labor Holiday in May being shortened from seven days to three days starting from this year. On the other hand, online advertising revenue should experience better seasonality in the upcoming quarter.

In our core IM platform, our user base has grown in line with the overall Internet market during the quarter. The security environment in our platform continued to improve although new hacking technologies presented challenges to us from time to time. Competition in the market is intensifying as specialized IM providers grew their presence in their specialized applications and new entrants, attracted by the stickiness of the service, entered the market. To maintain our leadership, we are planning a major upgrade of our IM platform to improve the architecture and customizability of the service based on the different needs of our large user base.

Our QQ.com portal platform continued its traffic growth during the quarter as we made a concerted effort to improve the quality and comprehensiveness of our content. On the back of a successful QQ.com branding campaign last year, we continued to invest in the advertising of QQ.com in major cities and the sponsorship of major events to raise the profile of QQ.com. In particular, we have recently signed up as the exclusive Internet service sponsor to the 2010 World Exposition in Shanghai. We believe the event will be a significant event to showcase China's economic development both domestically and internationally, and our involvement will enhance our profile as an influential online media player in China.

In our non-game Internet value-added services, Qzone continued its growth in active users, but competition is clearly intensifying as the importance of social networking service is increasingly recognized. We are focusing our efforts to improve the social networking infrastructure of Qzone and enrich it with various applications that cater to users' social networking needs. Premium QQ registered strong growth in the quarter due to seasonality and organic growth. We will continue to expand the privileges associated with Premium QQ to attract users, improve user stickiness and increase its brand recognition among our users. Despite the fact that seasonality

drove growth in QQ Show, the revamp of the service is still ongoing. Leveraging our experience developed in Premium QQ, we have modified the business model of QQ Show to place more emphasis on monthly subscription as opposed to item sale before, with the belief that unlimited usage can increase the stickiness of the service with users. We believe it will take a few quarters of hard work before we can see meaningful improvement in the operation of QQ Show. QQ Pet was also going through a longer term product and platform overhaul in which we hope to revitalize the stickiness of the product.

In our online game business, our QQ Game platform benefited from seasonality and registered strong growth during the quarter. We expect it to experience some negative seasonality in the second quarter. In MMOG, our QQ San Guo benefited from both seasonality and the launch of an expansion pack that increased monetization. QQ Huaxia was relatively stable in its operations although its contribution to our results increased due to full quarter effect of its consolidation. In the second quarter, we are planning to launch an expansion pack for our free-to-play QQ Fantasy with the aim to increase users stickiness. Our major licensed MMOG title, Dungeon and Fighter, is currently going through localization and is on track to be launched around mid-year. In advanced casual games, revenue was mainly driven by seasonality and the monetization of QQ Speed which was launched during the quarter. We are planning to launch two more advanced casual games, Cross Fire and QQ Dancer, in the course of the second quarter, but they are not likely to contribute significant revenue until the subsequent quarters. We believe we have an exciting pipeline of online games, including self-developed, affiliate-developed and licensed games, which are on track to be launched in 2008. Although licensed games carry lower margins, we believe they are important compliments to our own development capability in expanding our game pipeline.

Our wireless business registered strong growth in the quarter as the overall industry environment became more stable, allowing our cross promotion and our bundled subscription packages to attract more users and achieve higher stickiness. In addition, the smooth migration of our Mobile QQ service into Fetion QQ also allowed us to collect more revenue than we originally anticipated in the previous quarter, resulting in a one-time increase in our revenue. Our free WAP portal also continued to register strong growth in its traffic. Looking forward, we will take advantage of our Category A status in SMS, WAP and IVR services on the Monternet platform to increase the promotion of our wireless value-added services. We also plan to continuously increase the features and value we provide to users in our bundled subscription packages in order to improve our competitiveness amid the low visibility in the industry.

In our online advertising business, our revenue decreased due to the sluggish season normally associated with the first quarter of the year. During the quarter, we continued to promote Tencent MIND (Measurability, Interactivity, Navigation and Differentiation), as a framework for advertisers to increase the effectiveness of their online advertising campaigns. We target to once again grow our annual online advertising revenue at a rate above industry average by expanding relationship with top advertisers, professionalizing our advertising sales team and leveraging our increasing traffic across our Internet platforms.

Other Information

Employee and Remuneration Policies

As at 31 March 2008, the Group had 4,733 employees (31 March 2007: 3,087), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost (including capitalised remuneration cost) incurred by the Group for the three months ended 31 March 2008 was RMB266.5 million (for the three months ended 31 March 2007: RMB156.5 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the three months ended 31 March 2008, the Company repurchased 1,500,000 shares on the Stock Exchange for an aggregate consideration of HKD58,326,300 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the directors of the Company for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

		Purchase consideration per share		
Month of purchase in 1Q 2008	*No. of shares purchased*	*Highest price paid HKD*	*Lowest price paid HKD*	*Aggregate consideration paid HKD*
March	1,500,000	39.90	35.95	58,326,300
Total	1,500,000			58,326,300

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the three months ended 31 March 2008.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited Interim Financial Statements for the three months ended 31 March 2008.

Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2007 annual report of the Company which was the position as at 31 December 2007, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the three months ended 31 March 2008, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

As to the deviation from code provisions A.2.1 and A.4.2 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

Resignation of Chief Financial Officer and Succession Plan

The Board of the Company announces that, due to personal reasons, Mr Patrick Chun Kwok Tsang ("Mr Tsang") has tendered his resignation from his position as Chief Financial Officer of the Company with effect from 30 September 2008.

The Board would like to express its sincere gratitude to Mr Tsang for his valuable contributions to the Company during his tenure of services.

The Board is pleased to announce the appointment of Mr John Shek Hon Lo ("Mr Lo"), currently the qualified accountant and Financial Controller of the Company, as Deputy Chief Financial Officer of the Company with effect from 14 May 2008. Mr Lo was appointed the Financial Controller of the Company in 2004 and has been responsible for the financial control of the Company. The current change in personnel is not expected to have any significant impact on the business of the Company.

Appreciation

I would like to extend my deepest gratitude, on behalf of the Board, to all our employees for their efforts, dedication and commitment; and to our shareholders for their continuous support and confidence in our Group.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 14 May 2008

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Voting Results at the 2008 Annual General Meeting of Tencent Holdings Limited

At the annual general meeting of Tencent Holdings Limited (the "Company") held on 14 May 2008 (the "AGM"), poll voting was demanded by the Chairman for voting on all proposed resolutions as set out in the notice of the AGM dated 9 April 2008. There are no restrictions on shareholders to cast votes on any of the following resolutions at the AGM. The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM. All resolutions were approved by shareholders and details of the voting results are as follows:

Resolutions		Number of Votes (%)	
		For	Against
1	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2007.	1,351,225,506 (99.9918%)	110,920 (0.0082%)
2	To declare a final dividend.	1,370,308,461 (99.9995%)	6,300 (0.0005%)
3(i)	(a) To re-elect Mr. Antonie Andries Roux as director.	1,369,786,322 (99.9614%)	528,439 (0.0386%)
	(b) To re-elect Mr. Li Dong Sheng as director.	1,168,640,613 (85.2828%)	201,671,148 (14.7172%)
3(ii)	To authorize the Board of Directors to fix the Directors' remuneration.	1,370,306,161 (99.9994%)	8,600 (0.0006%)
4	To re-appoint Auditors and to authorize the Board of Directors to fix their remuneration.	1,370,294,061 (100%)	0 (0%)
5	To grant a general mandate to the Directors to issue new shares (Ordinary Resolution 5 as set out in the notice of the AGM).	1,124,568,110 (82.8654%)	232,534,751 (17.1346%)
6	To grant a general mandate to the Directors to repurchase shares (Ordinary Resolution 6 as set out in the notice of the AGM).	1,370,306,161 (99.9994%)	8,600 (0.0006%)
7	To extend the general mandate to issue new shares by adding the number of shares repurchased (Ordinary Resolution 7 as set out in the notice of the AGM).	1,135,031,510 (83.6349%)	222,094,651 (16.3651%)

All resolutions set out above were passed as Ordinary Resolutions.

Shareholders may refer to the notice of the AGM and the circular dated 9 April 2008 issued to shareholders for details of the above resolutions.

The total number of shares entitling the holders to attend and vote all resolutions at the AGM was 1,793,687,853 shares.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 14 May 2008

As at the date of this announcement, the directors of the Company are:
Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

END